SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

AveXis, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

05366U100

 (CUSIP Number)

David Clark
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Jonathan Weiner, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2016

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	05366U100	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 613,611 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 613,611 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 613,611 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 413,611 shares held by Deerfield Special Situations Fund, L.P., 88,000 shares held by Deerfield Partners, L.P. and 112,000 shares held by Deerfield International Master Fund, L.P.

SCHEDULE 13D
CUSIP No.	05366U100	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 413,611
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 413,611
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.49%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	05366U100	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 88,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 88,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	05366U100	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Deerfield International Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.40%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	05366U100	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,623,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,623,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	05366U100	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,236,700 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,236,700 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,700 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.08%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 413,611 shares held by Deerfield Special Situations Fund, L.P., 88,000 shares held by Deerfield Partners, L.P., 1,623,089 shares held by Deerfield Private Design Fund III, L.P. and 112,000 shares held by Deerfield International Master Fund, L.P.

SCHEDULE 13D
CUSIP No.	05366U100	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,623,089 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,623,089 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,089 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86%
14	TYPE OF REPORTING PERSON PN

(3)  Comprised of 1,623,089 shares held by Deerfield Private Design Fund III, L.P.

SCHEDULE 13D
CUSIP No.	05366U100	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,236,700 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,236,700 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,700 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.08%
14	TYPE OF REPORTING PERSON IN

(4)  Comprised of 413,611 shares held by Deerfield Special Situations Fund, L.P., 88,000 shares held by Deerfield Partners, L.P., 1,623,089 shares held by Deerfield Private Design Fund III, L.P. and 112,000 shares held by Deerfield International Master Fund, L.P.

CUSIP No.	05366U100	13D/A	Page 10 of 15 Pages

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (v) Deerfield Partners, L.P. (“Deerfield Partners”), (vi) Deerfield International Master Fund, L.P. (“Deerfield International Master Fund”), (vii) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design Fund III, Deerfield Partners, Deerfield International Master Fund and Deerfield Mgmt III, the “Reporting Persons”), with respect to the securities of AveXis, Inc. (the “Company”), on February 19, 2016.  Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund are collectively referred to herein as the “Funds.”

The purpose of this Amendment is to voluntarily report a change in the percentage of the Company’s outstanding Common Stock beneficially owned by the Reporting Persons solely as a result of an increase in the number of shares of the Company’s Common Stock outstanding.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)           Deerfield Mgmt

Number of shares:	613,611 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund)
Percentage of shares:  2.22%*

(2)           Deerfield Management

Number of shares:	2,236,700 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Private Design Fund III, Deerfield Partners and Deerfield International Master Fund)
Percentage of shares:  8.08%*

(3)           Deerfield Special Situations Fund

Number of shares:  413,611
Percentage of shares:  1.49%*

 (4)           Deerfield Private Design Fund III

Number of shares:  1,623,089
Percentage of shares:  5.86%*

CUSIP No.	05366U100	13D/A	Page 11 of 15 Pages

(5)           Deerfield Partners

Number of Shares:  88,000
Percentage of Shares:  0.32%*

(6)           Deerfield International Master Fund

Number of Shares:  112,000
Percentage of Shares:  0.40%*

(7)           Deerfield Mgmt III

Number of shares:	1,623,089 (comprised of shares held by Deerfield Private Design Fund III)
Percentage of shares: 5.86%*

(8)           Flynn

Number of shares:	2,236,700 (comprised of shares held by Deerfield Special Situations Fund, Deerfield Partners, Deerfield International Master Fund and Deerfield Private Design Fund III)
Percentage of shares:  8.08%*

*Percentage beneficial ownership reported herein reflects 27,676,288 shares of Common Stock outstanding as of November 10, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

(b)

(1)           Deerfield Mgmt

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   613,611
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   613,611

(2)           Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,236,700
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,236,700

(3)           Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  413,611
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  413,611

CUSIP No.	05366U100	13D/A	Page 12 of 15 Pages

 (4)           Deerfield Private Design Fund III

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,623,089
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,623,089

(5)           Deerfield Partners

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  88,000
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  88,000

(6)           Deerfield International Master Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  112,000
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  112,000

(7)           Deerfield Mgmt III

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,623,089
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,623,089

(8)           Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  2,236,700
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  2,236,700

Flynn is the sole member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management.  Deerfield Mgmt is the general partner, and Deerfield Management is the investment advisor, of Deerfield Special Situations Fund, Deerfield Partners and Deerfield International Master Fund.  Deerfield Mgmt III is the general partner, and Deerfield Management is the investment advisor, of Deerfield Private Design Fund III.

CUSIP No.	05366U100	13D/A	Page 13 of 15 Pages

(c)  No Reporting Person has effected any transactions in the Company’s securities since the initial filing of the Schedule 13D.  The changes in the percentage of Common Stock beneficially owned by each Reporting Person reflected in this Amendment have resulted solely from an increase in the number of shares of Common Stock outstanding.

CUSIP No.	05366U100	13D/A	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2017

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD MGMT III, L.P.
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By: Deerfield Mgmt III, L.P., General Partner
By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

CUSIP No.	05366U100	13D/A	Page 15 of 15 Pages

DEERFIELD INTERNATIONAL MASTER FUND, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact